04030810

RECEIVED
2004 JUN 10 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

May 28, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated May 28, 2004

Enclosed is a copy of our News Release dated May 28, 2004 for your records.

Please call our office if you have any questions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 6/18

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 26, 2004

TSX Venture: DTA
No. of Pages: 3

NEWS RELEASE - UPDATE

Proposed Bulk Test, Southern Lobe, (PK Phase) of DO27, Lac de Gras, NWT

By fax dated April 22, 2004, BHP Billiton Diamonds Inc. ("BHPB") advised the joint venture participants in the WO block that it had sold, for an undisclosed amount, its rights, title, interests, and obligations in the above property to Peregrine Diamonds Ltd. ("Peregrine"), a Vancouver private company, controlled by Eric Friedland, in which BHPB has a minority but substantial equity interest.

To refresh and reiterate, the bulk test in 1994, at the northeast corner of the DO27, less than 5% of DO27 surface areas, extracted 3,004 tonnes from a kimberlitic phase referred to "pyroclastic", at a level 100m below the surface of a lake covering the DO27. This bulk test was achieved by mining from two drifts, y shaped, Drift #1 southwest and Drift #2 northwest.

The southwest drift, Drift #1, advanced about 80m before ground failure forced the abandonment of this drift. At this stage, minimal kimberlitic material was obtained from the "apple green tuff", or "PK" phase, as most of Drift #1 was advanced in "VK" or "black volcaniclastic kimberlite, and through a transition zone from "VK" to "PK". (the edges of the two kimberlites overlap at this point).

A subsequent reinterpretations of the geology of DO27 reclassified the "pyroclastic phase" of the 1994 bulk test and the 1993 dd holes into two divisions, the "PK" and the "VK" phase, "PK" and "VK" appear to have originated from two distinct eruptive events, in other words, two distinct kimberlite bodies are present at this part of DO27, referred to as the "North Western Lobe" (VK) and "Southern Lobe" (PK).

A paper delivered by Kennecott at the Kimberlite Conference, Cape Town, 1998 states as follows:

> "The Tli Kwi Cho (DO27 & DO18) kimberlite complex consists of a precursor hypabyssal sheet intrusive event followed by up to three pyroclastic/volcaniclastic kimberlite events. Four main textural rock types with distinct characteristics have been recognized which dominate different areas of Tli Kwi Cho. The four rock types are:
>
> i HK – Dark grey hypabyssal macrocrystic monticellite kimberlite +/- minor kimberlite breccias. (wrongly referred to as diatreme in Kennecott Report of November, 1994)
> ii. PK – green pyroclastic kimberlite or lapilli-bearing olivine tuff.
> iii. VK – black volcaniclastic kimberlite or shale-rich olivine lapilli tuff.
> iv. XPK – xenocrystic lapilli-bearing olivine tuff +/- breccias and/or micro-breccias.

Note: Phases i, ii, iii constitute the DO27 and now are referred to as the Eastern Lobe, Southern Lobe, North Eastern Lobe.

Phase iv constitutes the DO18

To quote from Kennecott report dated November 1994, describing the two drifts:

> "The pyroclastic at the contact was a competent black lithic olivine crystal tuff (Drift #1). It contained abundant red garnets and chrome diopside, plus a variety of lithic fragments ranging from 10% - 40% granites, 2% - 5% black siltstones and 2% black kimberlite xenoliths. The entire length of Drift #2 was mined from this rock type. In the initial drift (Drift #1, southwestern) 45 metres of this rock type were mined before gradually grading into the *apple green tuff* (PK). Approximately 20 metres before the apple green tuff was reached, numerous slickensides began to develop around the boulders. As mining occurred air would penetrate along these surfaces causing drying and loosening of the boulders. It was the collapse of these boulders that was the cause of the initial drift failure."

In the 1994 bulk sample, 13,888 stones or 1,079 carats were recovered from the "pyroclastic phase". No distinction was made between the "VK" or "PK" phases; these diamonds were lumped together, described of good quality but small and evaluated as one lot, average grade 0.36 ct/tonne, value US$22 per carat and the assumption was made that this grade and value per carat applies throughout the PK and VK phase of the DO27 pipe.

It appears that the ratio of the origin of the kimberlite material in the 1994 bulk sample between those from the "PK" and "VK" are at best 4 (PK) to 19 (VK) sample piles, hardly a representative sample of the PK phase, or Southern Lobe of the DO27.

It should be noted that the micro diamond grade and other data from 1993 dd holes in the center of "PK" phase or Southern Lobe indicate as follows:

dd hole	Interval (m)/ Grade ct/tonne	No. of Stones	Ratio Macro/Micro	Stones/Tonne
DO27-5	91/3.86	133	0.33	1,460
DO27-7*	142/3.69	229	0.37	1,270
DO27-20**	103/2.04	148	0.44	1,050

*Distance between DO27-7 and end of Drift #1, about 140m.

** Distance between DO27-20 and end of Drift #1, about 200m.

From results at the Ekati Mine and from the Diavik Mine, it appears that grade varies considerably from layer to layer, and certainly from facies to facies. The question, however, is there a variation in size of stones in the diamond population from location to location within a pipe or within a phase?

This general possibility was suggested by Professor Volker Lorenz, Ph.D., Sci, Department of Geology, University of Wurtzburg, Germany, guest lecturer at UBC, at a public lecture in September 1998. Professor Lorenz advanced the theory that all, or most of all pipes, are formed by phreatomagmatic processes. This possibility of having the DO27 pipe formed by phreatomagmatic processes was alluded to in the same Kennecott paper delivered at Cape Town. To quote:

"If the crater did form by explosive processes it is not clear whether they would be driven by juvenile gases such as carbon dioxide or by **phreatomagmatic processes** as suggested for maars."

Note: Phreatomagmatic Process – repeated explosive interaction of rising magma, a pipe begins as a dyke, with ground water creating the kimberlite pipe with the root zone receding into the ground after each explosion.

The formation of kimberlite pipes by phreatomagmatic (hydrovolcanic) processes or combination phreatomagmatic and the explosive discharge of gas-charged kimberlite magma is fully discussed by Prof. H. H. Helmstaedt, Queen's University, in a paper delivered at the PDA, in Toronto, in March 1993.

The point to be made, in this instance, in addition to grade variation from location to location well documented, - is to suggest a **winnowing** of the diamonds (separation of smaller diamonds from larger diamonds by action of steam or gases resulting in an variation in stone size distribution) during extrusion. This possibility was suggested by V. Lorenz in his lecture in Vancouver September, 1998. Examples of such uneven size distribution is the Orapa pipe and of uneven grade distribution is the Argyle.

Currently, discussions are being held among the joint venture partners with a view to "test" the "PK" phase, or Southern Lobe, with a reverse circulative drill to a depth of 300 to 400m.

The surface area of the Southern Lobe appears to be 3-4 hectares, giving it a potential reserve about 30,000,000 tonnes to a depth of 400m.

Current interests, subject to 1.3% royalty, are held by:	DHK Diamonds Inc.	28.80%
	Archon Minerals Limited	16.475%
	Aberex Minerals Ltd.	9.75%
	SouthernEra Resources Ltd.	6.50%
	Peregrine Diamonds Inc.	38.475%

Dentonia has a 1/3 equity position in DHK.

In addition to the above interest, Dentonia has a 100% interest in 7 claims, and through its equity interest in DHK, in 6 claims, at Pellatt Lake, north of the Ekati Mine, these claims are under option to Peregrine to "earn in" by flying a Falcon Gravity Survey this summer. This claim block contains a diamondiferous kimberlitic dyke and various EM and magnetic anomalies, and is adjacent to De Beer's Hardy Lake mineral leases.

In addition Dentonia has an option, or has acquired an interest in three (3) gold prospects, two (2) located in the Tintina Gold Belts, Yukon, and one (1) in the Abitibi Greenstone Belt, Ontario, see Dentonia's website www.dentonia.net for further details.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.